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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allstream Inc. (Registrant)
Date: March 30, 2004
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream Launches Innovative Fully Featured
Hosted Contact Centre Solution

Hosted Service Provides Cost Effective Technology Management
Alternative

TORONTO, ON — March 30, 2004 — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), Canada's largest alternative communication solutions provider, today launched its unique Hosted Contact Centre Solution. The innovative solution offers enterprises a cost effective alternative to managing their own contact centre technology without compromising functionality.

Allstream's fully featured Hosted Contact Centre Solution is equipped with best-in-class contact centre technologies integrating Automatic Call Distributor (ACD), Interactive Voice Response (IVR) with Speech Recognition and Computer Telephony Integration (CTI) capabilities. With this offering, Allstream can provide a complete, pre-integrated Contact Centre solution for a wide range of customer applications.

The Solution is managed and maintained from an Allstream data centre, enabling customers to gain access to all the functionality of an integrated feature-rich system without the burden and cost of procuring, operating, and managing complex contact centre equipment on their own.

Allstream's Hosted Contact Centre service is delivered over traditional or IP infrastructure allowing for accelerated subscription and delivery of productivity applications and the ability to adapt to changing workforce needs (mobile agent, home agent or branch offices). Hosted Contact Centre service can be complemented with Allstream's leading Toll Free service and Business IP service to deliver a complete inbound contact solution.

"Canadian businesses are looking for efficient and cost-effective contact centre solutions. With Hosted Contact Centre, we can offer businesses a comprehensive, feature-rich and innovative solution to their contact centre needs without a significant capital outlay," said Mike Kologinski, Executive Vice President of Marketing, Allstream. "This solution addresses the constraints that our customers have in operating and managing their contact centres and allows them to focus on their core business and improving their customers' experience."

With the Allstream Hosted Contact Centre Solution, technology platforms are available in modular design allowing for customized configurations. The Solution is also scalable, allowing for a rapid response to changing business capacity requirements. This gives customers the freedom of choice in the components required to meet their business needs.

As a comprehensive offering, Allstream's Hosted Contact Centre benefits include:

  •
  Sophisticated features including Intelligent Routing and Speech Recognition, enhancing contact centre and agent productivity;

  •
  Elimination of the need to manage multiple platform vendors and system integrators for an end-to-end solution;

  •
  Ability to customize configurations and address evolving requirements;

  •
  Rapid deployment of applications, thereby accelerating time to market;

  •
  Capability to integrate with both legacy systems and next generation IP infrastructure;

  •
  IP enabled infrastructure that can adapt to changing workforce needs (home or branch offices);

  •
  Avoids risk of technology obsolescence; and

  •
  Per-seat pricing model, whereby capital expenditures are avoided and customers pay predictable monthly fees enabling customers to better forecast and manage expenses.

For more information about Allstream's Hosted Contact Centre Solution, please contact 1-866-332-0332 or visit our website at www.allstream.com.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Focused on the business market, Allstream collaborates with customers to create tailored solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive communication solutions provider in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B and the NASDAQ National Market system under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the Company.

Note to Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:
Media:
May Chong,	416-345-2342,	may.chong@allstream.com
Investors and Analysts:
Brock Robertson,	416-345-3125,	brock.robertson@allstream.com
Dan Coombes,	416-345-2326,	dan.coombes@allstream.com

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SIGNATURES